

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

January 17, 2018

Kathleen Eisbrenner
Chief Executive Officer
NextDecade Corporation
3 Waterway Square Place, Suite 400
The Woodlands, Texas 77380

> **Re: NextDecade Corporation**
> **Registration Statement on Form S-3**
> **Filed January 9, 2018**
> **File No. 333-222477**

Dear Ms. Eisbrenner:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Katherine Bagley at (202) 551-2545 with any questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director
Office of Consumer Products